

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2022

Corey Ashton Walters
Chief Executive Officer
Here Collection LLC
1111 Brickell Ave, 10th Floor
Miami, FL 33131

      Re: Here Collection LLC
          Amendment No. 1 to Offering Statement on Form 1-A
          Filed January 28, 2022
          File No. 024-11750

Dear Mr. Walters:

      We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comment are to the comment in our January 5, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed January 28, 2022

Exhibit 11
Consent of independent registered public accounting firm, page 1

1.   We note the independent registered public accounting firm's consent refers to the financial statements of Here Collection LLC as of December 9, 2021. This date is not consistent with the date of the Company's balance sheet. Please have your auditor revise its consent to address the discrepancy.

      You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Heidi Mortensen